Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@ eversheds-sutherland.com

September 3, 2020

VIA EDGAR

Karen Rossotto, Esq.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Zell Capital

Registration Statement on Form N-2 (File No. 333-237742)

Dear Ms. Rossotto:

On behalf of Zell Capital (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on August 19, 2020, with respect to the Company’s registration statement on Form N-2 (File No. 333-237742), filed with the Commission on July 16, 2020 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Prospectus have been referenced in the Company’s response, such revisions have been included in Pre-Effective Amendment No. 2 to the Registration Statement, filed concurrently herewith. Page numbers referenced herein refer to page numbers in the marked copy provided to the Staff, unless otherwise specified.

General

1.	Please supplementally advise the Staff whether shareholders will be provided information about the portfolio companies the Company will invest in before they make an investment in the Company? Also, please supplementally advise the Staff whether the Company’s disclosure of its portfolio companies will be selective in any way?

Response: The Company supplementally advises the Staff that, generally, shareholders will not be provided information about specific portfolio companies in which the Company intends to invest. However, to the extent members of the closed online community have useful information or expertise with respect to a potential investment, a potential investment may be described to such persons. Any such persons to which such information is sought to be provided will be required to enter into nondisclosure and standstill agreements, such that they would not be able to use such non-public information for their personal benefit. In addition, to the extent the Company learns about a new product or service to be offered by a portfolio company, it could decide to inform all shareholders of this development in an effort to increase awareness and thus potential new consumers for the product or service.

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2.	Please supplementally describe how the Company plans to address any potential conflicts of interest involving the Company or its principal?

Response: The Company supplementally advises the Staff that it intends to implement a Conflict of Interest Policy covering the Company, its affiliates and the investor participants in the closed online community. The Company has retained a law firm that will assist the Chief Compliance Officer in implementing this policy.

3.	Please supplementally describe how the investment communities’ input will interplay with the Company’s due diligence in determining appropriate investments?

Response: The Company supplementally advises the Staff that, while it may receive input from its closed online community regarding potential investments, the Company will be solely responsible for conducting due diligence on such investments and will not rely on the efforts of others, including members of the closed online community, for this purpose.

4.	Please supplementally advise the Staff whether, if an investor suggests an investment in a particular company in which the investor has expertise, the Company can decide not to make the investment? Would there ever be a situation where the Company would undertake to make an investment recommended by a shareholder or potential shareholder to encourage investment in the Company by such shareholder or potential shareholder?

Response: The Company supplementally advises the Staff that it will have no obligation with respect to any suggestion or recommendation regarding a potential investment from a shareholder who is a member of the closed online community. Thus, the Company will not accept recommendations as a quid pro quo for further investment in the Company. Additionally, the Company will implement guidelines that will be made available to participants in the closed online community that will clearly state that the Company is not obligated to make investments suggested by participants in the closed online community.

5.	Please supplementally explain the nature of the types of requests anticipated to be made through the closed online community.

Response: The Company supplementally advises the Staff that it anticipates that members of the closed online community will reach out to the Company with suggestions and recommendations relative to the Company’s business. The Company may accept or reject such recommendations in its sole discretion and will only accept them to the extent consistent with the requirements of the federal securities laws and the best interest of all shareholders.

6.	Please supplementally explain the policies and procedures the Company has in place to ensure regulatory compliance with respect to the closed online community. Please also supplementally advise the Staff as to who will be charged with ensuring the regulatory compliance—e.g., how will the Company ensure material non-public information is not shared with the group, will the Company require standstill agreements?

Response: The Company supplementally advises the Staff that it has retained a law firm to act as its general counsel, which will, together with the Company’s Chief Compliance Officer, provide compliance oversight functions for all social media and digital interactions involving the Company (e.g., digital advertisements, website content, closed online community). The Company also intends to disclose all policies and procedures regarding social media, including guidelines setting the parameters for the closed online community. Specifically, such social media guidelines will be posted on the Company’s website, social media platforms and all social media posts by the Company will include links to such policies. The Company recognizes the potential regulatory risks surrounding the closed online community and intends to make sure robust policies and procedures are in place to prevent violations of federal securities laws and regulations.

7.	Please supplementally advise the Staff whether shareholders who participate in the closed online community will receive any special benefits in connection with their participation. Also, please discuss whether shareholders who provide the company with information or recommendations may be considered an adviser or a broker dealer.

Response: The Company supplementally advises the Staff that no shareholders will receive special benefits in connection with their participation in the closed online community.

Shareholders who participate in the closed online community will not be deemed to be investment advisers because no compensation of any kind will be paid for information or recommendations they provide to the Company. In addition, shareholders will not be deemed to be brokers because they will in no sense be effecting transactions in securities for the Company.

8.	Please supplementally advise the Staff how the Company will consider, and what discretion the Company has with respect to, information provided to it by shareholders.

Response: The Company supplementally advises the Staff that it has full discretion to consider or not consider, and no obligation with respect to, any information provided to it by shareholders. The Company has also added disclosure on the cover of the Registration Statement to reflect this.

9.	Please supplementally advise the Staff whether the Company is aware of any existing closed-end funds with a similar model as the Company.

Response: The Company supplementally advises that Staff that it is not aware of any closed end funds using a closed online community model like the one sought to be implemented by the Company.

Cover

10.	Please provide more specific disclosure regarding the principal types of securities that the Company will invest in.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

11.	In the second paragraph, the disclosure states that “Investors in the Company will have access to a closed online community through which they will be able to assist the Company with their expertise….” Please clarify what “assist” means in this context.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover accordingly.

12.	In the fourth paragraph, the disclosure states that the Company is “offering on a continuous basis up to $50,000,000 worth of beneficial interest (“Shares”) at an initial offering price of $20.00 per share.” Please supplementally explain how the Company plans to determine that sales are not being made below NAV given the continuous nature of the offering and the fact that there will be no trading market for the securities of the vast majority of its portfolio companies. Please also explain when the first NAV determination will be made after the initial offering of shares. Please also consider adding appropriate disclosure to the prospectus.

Response: The Company advises the Staff on a supplemental basis that NAV will be determined on a quarterly basis, subject to an assessment made pursuant to the procedures described under the section titled “Determinations in Connections with Offerings” to ensure that monthly sales are not being made at a price that is below NAV. The first determination of NAV following the first monthly purchases from escrow will be made after the first quarter end thereafter. For more information, “see “Plan of Distribution.” The Company has revised the disclosure on the cover and page 62 accordingly.

13.	Please include as additional bolded bullets on the Cover the following:

●	You may not receive distributions or our distributions may not grow over time, particularly since we invest primarily in securities that do not produce current income.

●	The Company is not appropriate for investors who cannot bear the risk of loss of all or part of their investment or who may need to liquidate all or part of their investment in a short time frame.

●	An investment in the Company is not a complete investment program and, given the nature of the Company’s investments, is not intended to be a significant portion of the investor’s portfolio; rather, the Company should represent only that portion of the investor’s portfolio that is allocated to high-risk investments.

●	The Company’s holdings may require several years to appreciate, and there is no assurance that such appreciation will occur.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover accordingly.

Prospectus

Summary

14.	On page 1, please explain the difference between an internally managed and externally managed closed-end fund.

Response: The Company acknowledges the Staff’s comment and has revised the cover and page 1 of the disclosure accordingly.

15.	One page 2, the last bullet regarding distributions should also be included as a bolded bullet on the Cover.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

16.	The disclosure on page 3, under “Investment Strategy,” says “Our investment objective is to maximize our portfolio’s long-term total return, principally be seeking capital gains on our equity investments and secondarily through ordinary income from debt and debt-like investments.” Please explain what “debt and debt-like investments” means. Please also provide more specificity with regards to the principal investments that the Company will invest in.

Response: The Company acknowledges the Staff’s comment and has revised page 3 of the disclosure accordingly. The Company also supplementally advises the Staff that “debt and debt-like” investments refers to convertible debt and preferred shares in connection with revenue sharing agreements.

17.	Please disclose in the “Investment Strategy” section on page 3 that the Company is non-diversified, as well as the number of portfolio companies that the Company intends to invest in.

Response: The Company acknowledges the Staff’s comment and has revised page 3 of the disclosure accordingly.

18.	Please disclose any limits on concentration in a particular Company in the “Investment Strategy” section on page 3.

Response: The Company acknowledges the Staff’s comment and has revised page 3 of the disclosure accordingly.

19.	On page 4, under “Deal Terms,” the disclosure says “We may also participate in a funding round with an existing lead investor and invest at the terms established by the lead investor and start-up company.” Please supplementally advise the Staff on regarding other entities with which Mr. Zell is affiliated and whether there are intentions to co-invest or otherwise transact with those entities.

Response: The Company supplementally advises the Staff that Mr. Zell is affiliated with two additional entities, Providence Holdings Inc. and Nikola Labs, Inc. Exemptive relief would be required in order to pursue co-investment with either of these entities. At this time, the Company does not intend such exemptive relief.

20.	On page 5, the Company says its investment strategy is “opportunistic across industry sectors.” Please disclose, if appropriate, that the Company intends to focus its investments in the technology sector.

Response: The Company acknowledges the Staff’s comment and has revised page 5 of the disclosure to clarify that it expects to invest 25% or more of its total net assets in the technology sector.

21.	On page 5, under “Leveraging Our Fund Network,” where the disclosure says “Distinctive to an access fund,” please make clear that the Company is referring to itself as an access fund in this context.

Response: The Company acknowledges the Staff’s comment and has revised page 5 of the disclosure accordingly.

22.	On page 5, under “Leveraging Our Fund Network,” where the disclosure says it will invite “new and existing investors to join” the closed online community, please explain the reason for the distinction between “new and existing investors.”

Response: The Company acknowledges the Staff’s comment and has revised page 5 of the disclosure accordingly. The Company also supplementally advises the Staff that the closed online community may not be formed at the time the Company initially begins to accept investments and therefore all existing investors at the time the closed online community is formed will be invited to join, in addition to any future investors.

23.	On page 5, under “Leveraging Our Fund Network,” where the disclosure says a request may seek “introductions to assist portfolio companies in other ways,” please explain what “assist portfolio companies in other ways” means. How will investors assist portfolio companies?

Response: The Company acknowledges the Staff’s comment and has revised page 5 of the disclosure accordingly.

24.	On page 6, in connection the section titled “Access Fund Investor Network,” please supplementally explain how reliant the Company is on the access fund investor network. What if such network does not take hold?

Response: The Company supplementally advises the Staff that, while it believes that the closed online community may be able to provide useful information or expertise to assist the Company in its investment activities, the Company will not be materially reliant on such assistance, and thus it will not be detrimentally impacted if the access fund investor network fails to take hold.

25.	On page 6, under “Multiple Investment Options,” please explain what “shorter holding periods” means in the phrase “that we believe can provide strong returns over shorter holding periods.”

Response: The Company acknowledges the Staff’s comment and has revised page 6 of the disclosure accordingly.

Offering

26.	On page 7, in Use of Proceeds, the Company says it anticipates “being able to invest proceeds from the sale of our Shares within three months of receipt of such proceeds from escrow.” Please disclose how long the Company anticipates proceeds to be held in escrow. What will the proceeds be invested in while in escrow?

Response: The Company acknowledges the Staff’s comment and has revised page 7 of the disclosure accordingly.

27.	On page 8, under “Risk Factors,” please qualify the phrase “rapidly growing,” with “what we believe to be rapidly growing.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 8 accordingly.

28.	On page 8, under “Liquidity,” please make clear that “a new round of financing” is a liquidity event for the Company and not its investors.

Response: The Company acknowledges the Staff’s comment and has revised page 8 of the disclosure accordingly.

29.	On page 8, under “Liquidity,” the Company says “liquidity of an investor’s principal investment will not be provided on a regular basis.” Please revise to say “liquidity of an investor’s principal investment will only be provided upon a liquidity event.”

Response: The Company acknowledges the Staff’s comments and has revised page 8 of the disclosure accordingly.

30.	On page 9, please explain how the Company qualifies for incorporation by reference under the new offering reform rules.

Response: The Company supplementally advises the Staff that it does not intend to incorporate by reference in the Registration Statement and has deleted references to incorporation by reference in the disclosure.

Fees and Expenses

31.	On page 10, please explain how the Company’s operating expenses are presented in the table.

Response: The Company acknowledges the Staff’s comment and has revised page 10 of the disclosure accordingly. The Company advises the Staff that it has included all operating expenses under “Other Expenses” in the Fees and Expense table.

32.	On page 10, in footnote 3, please explain what expenses are included under “Other Expenses.”

Response: The Company acknowledges the Staff’s comment and has revised page 10 of the disclosure accordingly. The Company advises that Staff that it has included all general and administrative expenses for fund operations under “Other Expenses,” as well as operating expenses.

33.	On page 10, in footnote 3, please explain what is meant by “overhead expenses.”

Response: The Company acknowledges the Staff’s comment and has revised page 10 of the disclosure accordingly. The Company advises the Staff that it has included the following as overhead expenses: payroll, payroll taxes, benefits, banking fees, consulting expenses, meals and entertainment, office supplies, software subscriptions and travel.

34.	Per our prior discussion, the Staff is comfortable with the Company including a footnote in the example that explains how the Company’s expenses will be reduced over time.

Response: The Company has revised page 10 of the disclosure to include a footnote in the example that explains how the Company’s expenses will be reduced over time.

Risk Factors

35.	On page 12, the disclosure states that “We may in the future have difficulty accessing debt and equity capital markets.” Is the company planning to access debt and equity capital markets? If not, please remove this reference.

Response: The Company acknowledges the Staff’s comment and has deleted the phrase from its disclosure.

36.	Please make “Risks Relating to Our Investments” on page 13 the first set of risk factors.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

37.	In the fourth bullet on page 13, please explain what “private secondary transactions” means.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

38.	On page 13, and where it appears elsewhere in the disclosure, please disclose that “early-stage” and “development-stage” companies have a high rate of failure.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

39.	On page 14, where the Company says “we will value such securities at fair value,” please revise to say “we will value such securities at market value.”

Response: The Company respectfully advises the Staff that in this context “fair value” is the appropriate term because the sentence is discussing securities for which there is no market value.

40.	On page 14, and throughout the prospectus, avoid using phrases such as “overstated NAV” or other similar phrases.

Response: The Company acknowledges the Staff’s comment and has deleted such references from the disclosure.

41.	Consider making the last paragraph on page 15 a separate risk factor (discussing the appreciation in value of equity securities).

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

42.	In the first paragraph on page 16, please explain what is meant by the following: “Our total investment in companies may be significant individually or in the aggregate.”

Response: The Company acknowledges the Staff’s comment and has deleted the phrase from its disclosure.

43.	On page 16, the Company says “We have not identified more than a few, if any, specific investments,” but elsewhere in the prospectus the Company says it has not identified any investments. Please address this inconsistency throughout the prospectus.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

44.	On page 17, please explain what the Company means by “short and long-term funding alternatives in the financial markets” and explain why the Company is dependent on such alternatives.

Response: The Company acknowledges the Staff’s comment and has deleted the phrase from its disclosure.

45.	On page 18, please add the following sentence to the “Investment Strategy Section”: “We invest primarily in what we believe to be rapidly growing venture-capital-backed emerging companies, either through private secondary transactions, other secondary transactions or direct investments in companies.” Please also remove this sentence from the risk factor.

Response: The Company acknowledges the Staff’s comment and has deleted the phrase from the disclosure and added the phrase to pages 3 and 32 of Pre-Effective Amendment No. 2.

46.	On page 18, please explain how the following is a risk: “In certain cases, such private companies may also have senior or pari passu preferred shares or senior debt outstanding, which may heighten the risk of investing in the underlying equity of such private companies, particularly in circumstances when we have limited information with respect to such capital structures.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly. The Company supplementally advises the Staff that the risk of investing in a private company that has preferred shares or senior debt outstanding arises from the possibility that such companies may have certain existing or future shareholders that have preference over the rights of the Company.

47.	On page 18, the Company says “Although we believe that the members of our Board have extensive experience evaluating and investing in private companies.” Please explain whether the Board will be evaluating investment opportunities, and, if not, consider revising accordingly.

Response: The Company acknowledges the Staff’s comment and has revised page 18 of the disclosure to clarify that the Company’s management team, and not the Board, will be evaluating investment opportunities.

48.	On page 20, in the last paragraph, the Company says “We intend to explore a potential liquidity event for our shareholders between five and seven years following the completion of our offering stage, which may include further follow-on offerings.” Please explain what potential liquidity events the Company will explore and how long the offering is intended to last. Additionally, are the follow-on offerings considered part of the offering period?

Response: The Company acknowledges the Staff’s comment and has revised page 20 of the disclosure to clarify that the “potential liquidity event” includes a public listing or liquidation. Additionally, the Company supplementally advises the Staff that the offering period will last until the Company issues $50 million of shares, unless otherwise extended. Follow-on offerings will be considered part of the offering period.

49.	On page 20, please explain what a “perpetual life company” is.

Response: The Company acknowledges the Staff’s comment and has revised page 20 of the disclosure to clarify that a “perpetual life company” is a corporation whose operations have unlimited duration, subject to certain requirements and qualifications.

50.	On page 21, the Company says “Our Board may change our investment objective, operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse.” Please explains how this works with closed-end funds with no liquidity. Would shareholders be notified if there is a change in the Company’s investment objective?

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has removed this risk factor from the disclosure because the Company does not intend to change its investment objective, operating policies and strategies without prior notice or shareholder approval.

51.	On page 23, in the second to last paragraph, please delete “or for purposes other than those contemplated at the time of any such offering.”

Response: The Company acknowledges the Staff’s comment and has deleted the phrase from its disclosure.

52.	On page 23, in the second to last paragraph, please delete “future” before “offering,” as there is just one offering.

Response: The Company acknowledges the Staff’s comment and has deleted the phrase throughout its disclosure.

53.	On page 23, in the last paragraph, please confirm whether there will be any “commissions and discounts payable to any underwriters.” Consider adding “if any” to qualify this sentence.

Response: The Company acknowledges the Staff’s comment and has revised page 23 of the disclosure accordingly. The Company supplementally advises the Staff that it does not currently anticipate any “commissions and discounts payable to any underwriters” in connection with this offering.

54.	On page 24, and elsewhere in the disclosure, please be consistent about the use of “us” versus “Company.” Please make clear that “us” in the first paragraph is referring to the Company.

Response: The Company acknowledges the Staff’s comment and has revised page 24 of the disclosure accordingly. The Company also respectfully advises the Staff that page 1 of the disclosure clarifies that the terms “we,” “us,” “our,” and the “Company refer to Zell Capital, consistent with the disclosure of other closed-end management investment companies’ registration statements on Form N-2.

55.	On page 24, the Company says “we might need to liquidate investments in order to fund a redemption of some or all of the preferred shares.” If applicable, please disclose the risk that the Company will not be able to liquidate its investments.

Response: The Company acknowledges the Staff’s comment and has revised page 24 of the disclosure accordingly.

Investment Objectives and Policies

56.	If the Company has identified any investments it intends to make once it has proceeds, consider whether such investment is material and necessary to disclose in the prospectus.

Response: The Company acknowledges the Staff’s comment and has revised the pages 5 and 34 of Pre-Effective Amendment No. 2 accordingly

Discussion of Management’s Operating Plans

Expenses

57.	On page 30, please revise this section to provide additional disclosure about how the Company plans to meet recurring expenses over time.

Response: The Company acknowledges the Staff’s comment and has revised page 30 of the disclosure accordingly.

Financial condition, liquidity and capital resources

58.	On page 30, please make clear that “a new financing round” is a liquidity event for the Company and not investors.

Response: The Company acknowledges the Staff’s comment and has revised page 30 of the disclosure accordingly.

Contractual Obligations

59.	On page 30, where the company says “Payments under the Administration Agreement will be based on a percentage of our net total assets,” please disclose whether there will be breakpoints in administration fees.

Response: The Company acknowledges the Staff’s comment and has revised page 30 of the disclosure accordingly.

Certain Relationships and Transactions

60.	On page 30, where the Company says “Accordingly, they may have obligations to investors in those entities, the fulfillment of which will divert their attention away from our business matters in a manner that might not be in the best interests of us or our shareholders,” please comment on any procedures in place to ensure management is acting in the best interest of the Company and its shareholders.

Response: The Company acknowledges the Staff’s comment and has revised page 30 of the disclosure accordingly.

Valuation of Portfolio Investments

61.	On page 31, the Company says “Generally, we will adjust the valuation of each of our venture stage portfolio companies only when the valuation is set by new investors in a further funding round.” Please explain whether or not this is typical.

Response: The Company acknowledges the Staff’s comment and has revised page 31 of the disclosure to explain that this is the generally accepted methodology for the valuation of start-up companies like the start-up companies the company intends to invest in.

Management

62.	On page 42, please explain how expenses incurred in connection with the distribution of the Company’s shares are consistent with the requirements of Section 12(b) of the 1940 Act and Rule 12b-1 thereunder.

Response: The Company respectfully advises the Staff on a supplemental basis that, as a registered closed-end fund, the Company is not subject to Section 12(b) of 1940 Act or Rule 12b-1 thereunder.

Conflicts of Interest

63.	On page 43, the Company says “However, our executive officers and trustees intend to treat us in a fair and equitable manner consistent with their applicable duties under law so that we will not be disadvantaged in relation to any other particular client.” Please revise to reflect the correct fiduciary standard of “best interest of the Company.” Please also remove reference to “client.”

Response: The Company acknowledges the Staff’s comment and has revised page 43 of the disclosure accordingly.

64.	On page 43, please explain what the “initial capital” provided by Providence Holdings means. Have they made a capital commitment? If so, how much and what percentage of shares do they own? At what price did they purchase the shares?

Response: The Company acknowledges the Staff’s comment and has revised page 43 of the disclosure accordingly.

Description of Our Securities

65.	On page 59, because the Company does not have different share classes, please remove reference to “share class.” Please remove similar references throughout the prospectus.

Response: The Applicant acknowledges the Staff’s comment and has revised the disclosure accordingly.

Plan of Distribution

66.	On page 62, in the fourth paragraph, please change “Fund Account” to “Company Account.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 62 to read “Investors who invest through the Company’s website will open an account for the investment and management of their account.”

67.	On page 62, the Company states that “all payments for Shares will be held in escrow.” Please disclose where the escrow accounts will be held.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 62 accordingly.

*          *          *

Please do not hesitate to call me at (202) 383-0176, or Payam Siadatpour at (202) 383-0278, if you have any questions or require any additional information.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	William Zell, Chief Executive Officer, Zell Capital

Payam Siadatpour, Esq., Eversheds Sutherland (US) LLP